C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
February 2, 2015

Manulife builds on leading positions in Canadian market
Completes Standard Life Transaction

•	Accelerates Manulife’s global growth strategy for wealth and asset management
•	Adds approximately 1.4 million new customers
•	Moves Manulife’s Group Retirement business to #2 in Canada
•	Increases business and leadership presence in Quebec

TORONTO – Manulife Financial Corporation (“Manulife” or “MFC”) today announced that The Manufacturers Life Insurance Company has successfully completed its previously announced acquisition of the Canadian-based operations of Standard Life plc.

This transaction significantly builds capability to serve customers in all of Canada, and elsewhere in the world, from Quebec. Examples of this capability include Group Benefits, Group Retirement, several areas of Asset Management, Investment Risk Oversight and the growing and important field of Liability-Driven Investing.  It also builds our senior leadership presence in the province.

“Standard Life allows us to significantly increase our presence in Quebec, and dramatically increases our scale in a number of highly strategic lines of business,” said Donald A. Guloien, President and Chief Executive Officer, Manulife.  “Standard Life, in combination with the recently announced acquisition of New York Life’s Retirement Plan Services business in the United States, grows our global retirement plan business by about $80 billion.” 1

In Canada, this transaction is transformative to Manulife’s Group Retirement business.  It almost doubles assets under administration (“AUA”) and moves Manulife to #2 in the highly competitive group retirement business in Canada based on AUA.2  The transaction also adds over $6 billion in assets under management (“AUM”) to our mutual fund business in Canada.3

“A dedicated integration team is in place so that we can remain focused on the business, serving our customers and managing the transition with minimal disruption for customers, advisors and business partners,” said Marianne Harrison, Senior Executive Vice President and General Manager, Canadian

1 Includes approximately US$50 billion of assets under administration relating to the New York Life transaction, converted into Canadian dollars at an exchange rate of $1.27 per US$1.00.
2 On a pro forma basis after giving effect to the transaction. Source: Based on the most recently available “Pension Universe Report” from the Fraser Group, data as of December 31, 2013, includes capital accumulation plans only.  Assets under administration (AUA) is a non-GAAP measure. See “Note to users – Performance and Non-GAAP Measures” below.
3 On a pro forma basis after giving effect to the transaction.  Source: Investment Funds Institute of Canada, data as of December 31, 2014.  Assets under management (AUM) is a non-GAAP measure. See “Note to users – Performance and Non-GAAP Measures” below.

We operate as John Hancock in the United States and Manulife in other parts of the world.

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Division.  “We welcome approximately 1.4 million new customers and 2,000 very talented employees who serve these customers.”

Charles Guay has been named Executive Vice President for Manulife’s Institutional Markets and will lead the Canadian Division’s Group Benefits, Group Savings and Affinity Markets business nationally.  Charles also becomes President and CEO, Manulife Quebec, and will be responsible for developing and implementing a strategy to significantly increase Manulife’s presence, visibility and impact in Quebec.  He also becomes a member of Manulife’s global Management Committee.

“This acquisition deepens our investment capabilities for our customers,” said Warren Thomson, Senior Executive Vice President and Chief Investment Officer. “Our combined company can now provide our customers with an even greater breadth of products and solutions – not only in Canada but around the globe. This transaction also includes a collaboration agreement which builds on our already established and successful wealth and asset management partnership with Standard Life Investments. We look forward to furthering this partnership to the benefit of both companies.”

Roger Renaud has been named President, Manulife Asset Management, Canada. He will lead the development and implementation of Manulife’s asset management strategy and business in Canada, growing and expanding this important market.

Manulife will commence building a new home for employees in Montreal in partnership with Caisse de dépôt et placement du Québec.  Maison Manuvie will allow for future growth, and will be a new, world-class addition to the Montreal skyline.

As a result of closing the acquisition, MFC's 105,647,334 outstanding subscription receipts were, in accordance with their terms, automatically exchanged on a one-for-one basis for MFC common shares. In addition, pursuant to the terms of the subscription receipts, a dividend equivalent payment of $0.155 per subscription receipt will be paid to holders of subscription receipts, which is an amount equal to the cash dividends declared on MFC common shares for which record dates have occurred during the period from September 15, 2014 to January 29, 2015. The dividend equivalent amount will be paid on or about February 4, 2015. MFC expects that trading in the subscription receipts on the Toronto Stock Exchange will be halted prior to the commencement of trading on February 2, 2015 and that the subscription receipts will be delisted as of the close of business on February 2, 2015. The subscription receipt exchange increases the total number of outstanding MFC common shares to approximately 1.9 billion.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

We operate as John Hancock in the United States and Manulife in other parts of the world.

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Media Contact: Sean B. Pasternak Manulife (416) 852-2745 sean_pasternak@manulife.com Investor Relations: Robert Veloso Manulife (416) 852-8982 robert_veloso@manulife.com
Note to users – Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for Manulife’s (the “Company’s”) audited financial statements.

Non-GAAP measures include: Assets under Administration (AUA) and Assets under Management (AUM).

Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Assets under administration (“AUA”) is a non-GAAP measure of the size of the Company’s Canadian group retirement business.  It represents the asset base on which the Company provides administrative services such recordkeeping, custodial and customer reporting services.

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

For further information regarding these subjects, see our 2013 Annual Report and most recent interim report to shareholders.

We operate as John Hancock in the United States and Manulife in other parts of the world.

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